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                               April 22, 2022

       Glenn W. Welling
       Founder and Chief Investment Officer
       Engaged Capital, LLC
       610 Newport Center Drive, Suite 250
       Newport Beach, California 92660

                                                        Re: Quotient Technology
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A dated April 13, 2022
                                                            Filed by Glenn W.
Welling, Engaged Capital Flagship Master Fund, LP et. al

       Dear Mr. Welling:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A dated April 13, 2022

       General

   1. Please advise us when Engaged Capital anticipates distributing the proxy statement.
                                                        Given that reliance on
Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant
distributes its proxy statement, Engaged Capital will accept all legal risk in connection with
distributing the initial definitive proxy statement without all required disclosures and should
undertake to subsequently provide any omitted information in a supplement in order to
mitigate that risk.
   2.                                                   The proxy statement
indicates that the Company   s address for delivery of stockholder
                                                        proposals for inclusion
in the Company   s proxy statement for its 2023 annual meeting of
                                                        stockholders is
Mountain View, California. It is our understanding that the correct address is Quotient
Technology Inc., Attention: Investor Relations, 1260 East Stringham
                                                        Avenue, Suite 600, Salt
Lake City, Utah 84106. Please advise or revise.
 Glenn W. Welling
Engaged Capital, LLC
April 22, 2022
Page 2


3.     Please provide support for the following statements:

                [W]e believe the Company   s recent appointment of Eric Higgs
to the Board . . . is
           another    change    intended to maintain the status quo. Mr. Higgs
worked under Mr.
           McDonald for years at P&G. Given his pre-existing ties to an influential incumbent director, and now Chairperson, we question whether Mr. Higgs was added to the
           Board to help create value or to further buttress the incumbents in the boardroom.
           Provide support for the implication that these two individuals knew each other given that Mr. McDonald was CEO of P&G. It is our understanding that Mr. McDonald did not recall Mr. Higgs when he was recommended to the Board and his
           appointment was being considered. Please advise or revise.
                Based on direct conversations with industry participants, we believe past approaches by potential buyers have been spurned by Mr. Boal without any
           disclosure to the full Board.    It is our understanding that Mr.
Boal has not spurned
           any potential buyer. Please advise or revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,
FirstName LastNameGlenn W. Welling
                                                              Division of
Corporation Finance
Comapany NameEngaged Capital, LLC
                                                              Office of Mergers
& Acquisitions
April 22, 2022 Page 2
cc:       Ryan Nebel, Esq.
FirstName LastName